FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     T     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes _____   No    T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

A press release made by JA Solar Holding Co., Ltd.  (the “Registrant”) on April 10, 2008 regarding the appointment of Mr. Daniel Lui as the Registrant’s new Chief Financial Officer.

JA Solar Appoints New Chief Financial Officer

HEBEI, China, April 10, 2008 -- JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NasdaqGM: JASO) announced today that it has appointed Mr. Daniel Lui as the new Chief Financial Officer of the Company. Mr. Lui will assume the role of CFO effective May 10, 2008. JA Solar's current CFO, Mr. Herman Zhao, will retire from the Company and relocate back to the United States.

“I am very pleased to welcome Mr. Lui to our management team,” said Samuel Yang, Chief Executive Officer of the Company. “His experience and expertise as a CFO at public and private companies, as well as startup ventures, will add additional strength to our financial management and will be a key contributor to our long-term success.”

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as ``will,'' ``may,'' ``expect,'' ``anticipate,'' ``aim,'' ``intend,'' ``plan,'' ``believe,'' ``estimate,'' ``potential,'' ``continue,'' and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contact:
JA Solar	The Ruth Group
Victoria Yuan, IR Director	Gerrard Lobo
+86-21-6095-5981	+1-646-536-7023
ir@jasolar.com	globo@theruthgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Huaijin Yang

Name:    Huaijin Yang

Title:       Chief Executive Officer

Date: April 14, 2008